

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Merrick Okamoto
Chief Executive Officer
Marathon Patent Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

> **Re: Marathon Patent Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 6, 2020**
> **File No. 333-241688**

Dear Mr. Okamoto:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jolie Kahn